SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SUNTERRA CORPORATION

(Name of Subject Company (Issuer))

DIAMOND RESORTS, LLC

DR RESORT HOLDINGS, LLC

DRS ACQUISITION CORP.

(Name of Filing Persons (Offerors))

Common Stock, par value $.01 per share

(Title of Class of Securities)

86787D208

(CUSIP Number of Class of Securities)

Richard Cloobeck

Diamond Resorts, LLC

3745 Las Vegas Boulevard South

Las Vegas, Nevada 89109

(702) 261-1000

Copy to:

Jeffrey C. Soza

Christensen, Glaser, Fink,

Jacobs, Weil & Shapiro, LLC

10250 Constellation Blvd., 19th Floor

Los Angeles, CA 90067

(310) 553-3000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$322,235,728	$9,893

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $16.00 per Share.
(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,893	Filing Party: Diamond Resorts, LLC DR Resort Holdings, LLC DRS Acquisition Corp.

Form or Registration Number: Schedule TO	Date Filed: March 16, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment No. 1”) to the Tender Offer Statement on Schedule TO (as amended by the Amendment No. 1, the “Schedule TO”) is filed by (i) DRS Acquisition Corporation, a Maryland corporation (the “Offeror”) and a wholly-owned subsidiary of the DR Resort Holdings, LLC, a Nevada limited liability company (the “Parent”) and an affiliate of Diamond Resorts LLC, a Nevada limited liability company (the “Affiliate”), (ii) the Parent, and (iii) the Affiliate. The Schedule TO relates to the offer by the Offeror to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Sunterra Corporation, a Maryland corporation (the “Company”), at a purchase price of $16.00 per Share (or any higher price per Share that is paid in the tender offer), net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 16, 2007 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Subsequent to the commencement of the Offer, the information set forth in Exhibit (a)(12) to this Amendment No. 1 (the “Additional Information”) and provided by the Company was disclosed to the potential parties financing the transactions described in the Offer to Purchase. As described in the press release filed herewith as Exhibit (a)(13), the Additional Information is available on the Company’s website at www.sunterra.com and on the Affiliate’s website at www.diamondresorts.com. This Amendment No. 1 is being filed to disclose the Additional Information in, and to include the Additional Information and the corresponding press release as exhibits to, the Schedule TO.

The Schedule TO is amended and supplemented by this Amendment No. 1 by adding the information contained herein and by filing the additional exhibits identified herein. Only those items amended are reported herein. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

Item 11.	Additional Information.

Item 11 (b) is hereby amended and supplemented by adding the following at the end thereof:

In addition, the information set forth in the Additional Information is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibits thereto:

(a)(12)	Additional Information, dated April 17, 2007.

(a)(13)	Text of the press release issued by the Affiliate, dated April 17, 2007.

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DRS ACQUISITION CORPORATION DR RESORT HOLDINGS, LLC DIAMOND RESORTS, LLC

By:	/s/ RICHARD CLOOBECK
Name: Title:	Richard Cloobeck Vice President

Dated: April 17, 2007

EXHIBIT INDEX

(a)(12)	Additional Information, dated April 17, 2007.

(a)(13)	Text of the press release issued by the Affiliate, dated April 17, 2007.